Sub-item 77(I)
DATED OCTOBER 1, 2014
TO THE SUMMARY PROSPECTUS AND PROSPECTUS
DATED MARCH 1, 2014 OF
CLEARBRIDGE INTERNATIONAL VALUE FUND

Effective October 1, 2014, filed pursuant to Rule 497, October 1, 2014, Accession Number 0001193125-14-359725 the section titled "Fees and expenses of the fund" revised to disclose a new expense limitation for Class I and Class IS.

Effective October 1, 2014, the following language replaces the section of the fund's Prospectus titled "More on fund management - Expense limitation":
The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed 0.95% for Class I shares, subject to recapture as described below. In addition, total annual fund operating expenses for Class IS shares will not exceed total annual fund operating expenses for Class I shares, subject to recapture as described below. The arrangements for Class I and Class IS shares are effective as of October 1, 2014 and cannot be terminated prior to March 1, 2016. These arrangements may be terminated prior to these dates by agreement of the manager and the Board, and may be terminated at any time after these dates by the manager. These arrangements, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year if the class' total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class' total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.